United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Attention: Michael Reedich

Re: Vitacube Systems Holdings, Inc.

Amended Proxy Filed January 31, 2007

Dear Mr. Reedich,

Per your letter dated December 20, 2006 we have filed an amended proxy statement in response to you comment regarding the Company seeking shareholder approval under Proposal 3, to permit Future Issuances and Sale of Common Stock in Connection with Financing Activities. At the time that we filed the Amended proxy, the Company was still negotiating the terms of the Engagement Agreement with SW Bach & Company. On January 23, 2007 the Company entered into an engagement agreement with SW Bach and Company and therefore has amended the proxy statement with the terms of that agreement. Our responses to your listed questions are as follows:

1.               The terms of the Engagement agreement are for a financing with a minimum of $1,000,000 and a maximum of $2,000,000 of gross proceeds, which would require the sale of 1,250,000 shares and 812,500 warrants to purchase common stock shares of the Company at $1.50 per share for the minimum and 2,500,000 shares and 1,625,000 warrants to purchase common stock shares of the Company at $1.50 per share for the maximum. In the event that the Company fails to file a Registration Statement with the United States Securities and Exchange Commission or that the Registration Statement fails to be declared effective within a specified timeframe, the Company would have to issue up to 200,000 common shares and 550,000 warrants to purchase common stock shares of the Company.

2.               Per the terms of the Engagement Agreement with SW Bach & Company, the price of the offering has been set at $0.80 per unit, each unit shall consist of one share the Company’s common stock and a warrant with a five year term to purchase one-half of a share.

3.               The Company has received notice from the American Stock Exchange that it is not in compliance with Section 1003(a)(iv) of the Company Guide in that it has sustained losses which were so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become impaired that it appears questionable, in the opinion of the Exchange, as to whether it would be able to continue operations and/or meet its obligations as they mature. The Company submitted a plan to the American Stock Exchange showing raising capital and growing the business to profitability with the introduction of a new product. The amount of capital to be raised is consistent with that which the Company has requested the shareholders to raise.

4.               There is updated disclosure on the additional 2,500,000 shares.

5.               The Company launched their newest product, Bazi™ at its national distributor event in Las Vegas on January 12, 2007.

Sincerely

John D. Pougnet

Chief Executive Officer and Chief Financial Officer